Exhibit 99.1


                                  V I V E N D I
                                 ---------------



                               GROUP SAVINGS PLAN
                                      2000





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|                                                                              |
|                                  - SUMMARY -                                 |
|                                                                              |
|                                                                              |
| of an operation memo described in a simplified prospectus related to a       |
| capital increase carried out in accordance with title IV of Book IV of the   |
| French Labour Code, approved by the French COMMISSION DES OPERATIONS DE      |
| BOURSE and recorded under the reference no. 00-1886 dated November 22, 2000 | | in accordance with articles 6 and 7 of order no. 67-833 of 28 September 1967 |
| as amended.                                                                  |
|                                                                              |
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The operation memo summarised hereafter is part of a simplified prospectus comprising:

- the reference document filed with the French COMMISSION DES OPERATIONS DE BOURSE on 7 April 2000 under the number R00-125,

- the prospectus relative to the stock market flotation of VIVENDI UNIVERSAL (ex SOFIEE) on the Premier Marche of EuronextParis SA, pursuant to the operations listed below:

  -  merger of VIVENDI into VIVENDI UNIVERSAL
  - merger into VIVENDI UNIVERSAL of SIG 40, the recipient of asset contributions from Canal +, following the distribution of SIG 40 shares to Canal + shareholders
  - acquisition of SEAGRAM shares in exchange for VIVENDI UNIVERSAL shares or for shares exchangeable into VIVENDI UNIVERSAL shares.

  And the reorganisation measures relative to Canal + prior to the combination with Vivendi Universal. Approved by the COB on 27 October 2000, under the number 00-1737.


                                                      3RD TRANCHE - JANUARY 2001

                                     VIVENDI
              SOCIETE ANONYME WITH CAPITAL OF [EURO] 3,332,700,404
             REGISTERED OFFICE: 42 AVENUE DE FRIEDLAND - 75008 PARIS
                             780 129 961 - RCS PARIS

                             ----------------------


                     CAPITAL INCREASE RESERVED FOR EMPLOYEES
                  AND PENSIONERS(1) OF VIVENDI GROUP COMPANIES
                 ADHERING TO THE GROUP SAVINGS PLAN THROUGH THE
         ISSUANCE OF ORDINARY SHARES WITH A NOMINAL VALUE OF [EURO] 5.50
                            TO BE SUBSCRIBED IN CASH



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NATURE OF THE OPERATION
-----------------------

The Board of Directors, pursuant to the authorisation granted by the seventeenth resolution of the Annual and Special Shareholders' Meeting of 11 May 1999, decided on 2 October 2000 to issue new shares (2) reserved for employees and pensioners (1) of companies adhering to the Group Savings Plan.


BENEFICIARIES OF THE OFFERING
-----------------------------

Persons eligible to participate in the Group Savings Plan and by consequence to subscribe to the present capital increase are:

- all employees of a company adhering to the plan that are able to prove a minimum continuous term of employment of three months in the company or of six months' seniority in the company;

- pensioners of the French companies adhering to the plan who had, upon their retirement, assets in an open account invested in one of the A, B, F, Accueil or Epargne investment trusts or invested directly in shares through the Group Savings Plan and who have not requested the release of the full amount of their assets upon or since their retirement;

- those corporate officers of the companies adhering to the plan that have employee status in one of the said companies and satisfy the aforementioned conditions.



Companies adhering to the Group Savings Plan are those falling within the scope of the Group Committee or featuring on a list established following a formal declaration by their General Management. The list of companies falling within the scope of the Group Committee is available for consultation at VIVENDI's Human Resources Department - 42 avenue de Friedland - 75008 PARIS.



-----------------------
(1) pensioners of the French companies belonging to the group having, upon their retirement, retained assets in an open account in one of the investment trusts of the Group Savings Plans, the PEE (Equity Savings Plan) or PAA or related to direct share purchases.
(2) conditional upon the definitive realisation of the VIVENDI-CANAL+-SEAGRAM business combination detailed in the prospected approved by the COB on 27 October 2000 under the number 00-1737, the subscription as such concerning VIVENDI UNIVERSAL shares.

NUMBER OF SHARES OFFERED:
------------------------

3,500,000 (2).


ISSUE PRICE:
-----------

[EURO] 71.49 (or FRF468.94) to be paid in full upon subscription, representing an issue premium of [EURO] 65.99.

DATE FROM WHICH THE NEW SHARES QUALIFY FOR DIVIDENDS: 1st January 2000.
----------------------------------------------------

TIMETABLE FOR SUBSCRIPTION APPLICATIONS AND PAYMENTS BY EMPLOYEES AND
---------------------------------------------------------------------
PENSIONERS:
----------

-  under the continuous savings plans:

   ten-day period falling between 31 July 2000 and 15 December ) according to the date of the monthly close or 22 December 2000  ) of the plan applied by
                                                        each company
                                 or 29 December 2000  )

-  as a one-off investment:

   between 1st December and 29 December 2000


SUBSCRIPTION DATE:  18 January 2001
-----------------


SUBSCRIPTION TERMS AND CONDITIONS:
---------------------------------

- either through the intermediary of the "ACCUEIL" investment trust set up in connection with the Group Savings Plan for employees and pensioners of the VIVENDI group or of adhering French subsidiaries;

- or individually, through direct share ownership, (the only subscription method possible for employees of foreign subsidiaries);

-  or, where possible, through a combination of these two subscription methods.


-----------------------
(2) conditional upon the definitive realisation of the VIVENDI-CANAL+-SEAGRAM business combination detailed in the prospected approved by the COB on 27 October 2000 under the number 00-1737, the subscription as such concerning VIVENDI UNIVERSAL shares.

EMPLOYER CONTRIBUTIONS
----------------------

Any adhering company may top up the payments made only by its active employees with respect to purchases of the "Accueil" investment trust by means of an additional contribution, the amount and calculation of which shall be indicated by each company to its employees up to a maximum threshold of FRF15,000
([EURO] 2,286.74).

Payments made with respect to direct share purchases shall not be topped up.


ALLOCATION OF THE CAPITAL INCREASE: In line with the number of shares
----------------------------------
subscribed, except where reduced if necessary owing to oversubscription.


PERIOD DURING WHICH SUMS INVESTED ARE FROZEN: 5 years, except in cases where
--------------------------------------------
   early release of the assets may be obtained in accordance with the law.


LISTING : Paris market (Premier marche).
-------


HIGHS AND LOWS OF VIVENDI SHARES ON THE STOCK MARKET:
----------------------------------------------------

1999 high              :    [EURO] 92.95  (1)
1999 low               :    [EURO] 61.10
2000 high              :    [EURO] 150.00
2000 low               :    [EURO] 79.10
Latest share price
As at 17 November      :    [EURO] 82.55

LATEST OVERALL DIVIDEND PAYMENT:
-------------------------------

[EURO] 1 plus a tax credit of [EURO] 0.50 (AVOIR FISCAL) representing a total of [EURO] 1.50 for 1999.


DATE OF REGISTRATION OF THE SHARES: no later than 16 February 2001.
----------------------------------


CHANGES IN GENERAL MARKET CONDITIONS
------------------------------------

In accordance with the decision of VIVENDI's Board of Directors at its meeting of 2 October 2000, if, in the period prior to the subscription date inclusive, general market conditions were to change in a manner that could compromise the smooth running of the operation, the issue may be cancelled by means of a simple decision of the President of the Board of Directors.


PERSON RESPONSIBLE FOR THE INFORMATION:   Mr Dominique WELCOMME
--------------------------------------
For this operation                  [TELEPHONE GRAPHIC] : 01.71.71.12.16


-----------------------
(1) Following the three-for-one stock split decided at the AGM on 11 May 1999